Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-254500

June 15, 2021

Crown Castle International Corp.

$750,000,000 2.500% Senior Notes due 2031

June 15, 2021

Pricing Term Sheet

The information in this pricing term sheet supplements the Issuer’s Preliminary Prospectus Supplement, dated June 15, 2021, and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying prospectus dated March 19, 2021 before making a decision in connection with an investment in the securities. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Crown Castle International Corp.

Security Description:	2.500% Senior Notes due 2031 (the “Notes”)

Ratings (Moody’s / S&P / Fitch)*:	Baa3 / BBB- / BBB+

Distribution:	SEC-registered

Aggregate Principal Amount:	$750,000,000

Gross Proceeds:	$748,072,500

Maturity Date:	July 15, 2031

Coupon:	2.500%

Benchmark Treasury:	1.625% due May 15, 2031

Benchmark Treasury Price and Yield:	101-05; 1.499%

Spread to Benchmark Treasury:	T + 103 basis points

Price to Public:	99.743% of principal amount

Yield to Maturity:	2.529%

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2022

Record Dates:	January 1 and July 1

Make-Whole Call:	Prior to April 15, 2031 (three months prior to the maturity date of the Notes), at greater of par and make-whole at discount rate of Treasury plus 20 basis points

Par Call:	At any time on or after April 15, 2031 (three months prior to the maturity date of the Notes)

Trade Date:	June 15, 2021

Settlement Date:

June 29, 2021 (T+10)

We expect to deliver the Notes against payment for the Notes on the tenth business day following the pricing of the Notes (“T+10”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next succeeding seven business days will be required, by virtue of the fact that the Notes initially will settle in T+10, to specify alternative settlement arrangements to prevent a failed settlement.

Use of Proceeds:

We expect to receive net proceeds of approximately $739.2 million from the sale of the Notes to the underwriters, after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering (1) to repay in full the Senior Secured Tower Revenue Notes, Series 2015-1, Class C-2022, issued by certain of our subsidiaries, (2) to repay outstanding indebtedness under the Commercial Paper Program and (3) to the extent of any remaining balance of net proceeds, for general corporate purposes.

CUSIP:	22822VAY7

ISIN:	US22822VAY74

Denominations/Multiple:	$2,000 x $1,000

Joint Book-Running Managers:

BNP Paribas Securities Corp.;

Credit Agricole Securities (USA) Inc.;

J.P. Morgan Securities LLC;

PNC Capital Markets LLC; and

Truist Securities, Inc.

Barclays Capital Inc.;

BofA Securities, Inc.;

Citigroup Global Markets Inc.;

Commerz Markets LLC;

Deutsche Bank Securities Inc.;

Fifth Third Securities, Inc.;

Mizuho Securities USA LLC;

Morgan Stanley & Co. LLC;

MUFG Securities Americas Inc.;

RBC Capital Markets, LLC;

Scotia Capital (USA) Inc.;

SG Americas Securities, LLC;

SMBC Nikko Securities America, Inc.;

TD Securities (USA) LLC; and

Wells Fargo Securities, LLC

Co-Managers:	Citizens Capital Markets, Inc.; Huntington Bancshares Incorporated; and U.S. Bancorp Investments, Inc.

*

A securities rating is not a recommendation to buy, sell, or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. (toll free) at (800) 854-5674, Credit Agricole Securities (USA) Inc. (toll free) at (866) 807-6030, J.P. Morgan Securities LLC (collect) at (212) 834-4533, PNC Capital Markets LLC (toll free) at (855) 881-0697 and Truist Securities, Inc. at (800) 685-4786.

This pricing term sheet does not constitute an offer to sell, or a solicitation of an offer to buy any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.